

October 25, 2011

Via E-mail
Mr. Lawrence P. Reinhold
Chief Financial Officer
Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

      Re: **Systemax Inc.**
              Form 10-K for the Year Ended December 31, 2010
              Filed March 17, 2011
              Form 10-Q for the Quarterly Period Ended June 30, 2011
              Filed August 11, 2011
              File No. 1-13792

Dear Mr. Reinhold:

We have reviewed your response dated October 14, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

1. Although your response to comment six from our letter dated September 16, 2011 indicates that you will amend the Form 10-K to include the signed consent, the amendment has not been filed to date. Please be advised that your review cannot be finalized until you file your amended 10-K.

Form 10-Q for the Quarterly Period Ended June 30, 2011

8. Settlement Agreement, page 10

2. We have reviewed your response to subset 7E in comment seven from our letter dated September 16, 2011. As previously requested, please tell us why your statement of stockholders' equity reflects the surrender of fully vested options as a decrease to additional paid in capital of $1.029 million. Please also reconcile this amount to the $783,000 discussed in subset 7F of comment seven regarding the write off of deferred tax assets to additional paid in capital related to the surrender of Mr. Fiorentino's stock options.

3. We have reviewed your response to subset 7F to comment seven from our letter dated September 16, 2011 and note that you recorded a $783,000 reduction of a deferred tax asset to additional paid in capital related to Mr. Fiorentino's surrender of 580,001 fully vested and unexercised stock options. Please confirm to us that you had adequate amounts of excess tax benefits (windfall) to offset the entire write off of deferred tax assets related to Mr. Fiorentino's surrendered stock options. If you did not meet this requirement, please tell us why the entire amount was recorded to additional paid in capital rather than all or a portion of the amount charged to the statement of operations.

4. We have reviewed your response to subset 7D in comment seven from our letter dated September 16, 2011 and do not agree with your position that the settlement gain is properly recorded in operating income because it is an employment related settlement and all employee related items impact operations. Given that the settlement agreement is not a typical employee related transaction in your major ongoing or central operations, we believe this gain should be recorded in non-operating income in your statement of operations to ensure that your presentation regarding your sources of comprehensive income is as useful as possible to an investor. Refer to paragraphs 84-86 of FASB CON6.

5. We have reviewed your response to comment seven from our letter dated September 16, 2011. In future filings, please revise your disclosure as follows:

    • Please explain to your readers that the difference between the $11 million settlement value and the $8.4 million financial statement benefit is the intrinsic value of the fully vested and unexercised stock options that were surrendered by Mr. Fiorentino. Please also state, if true, that there was no gain or loss recorded as a result of the surrender of stock options.

    • Please clarify that 580,001 of the 1,130,001 shares of common stock owned or beneficially owned by Mr. Fiorentino were for the surrender of stock options that were fully vested and unexercised.

- Please disclose how you accounted for shares that were surrendered to you as result of the settlement agreement. In doing so, please disclose that you accounted for the shares at fair value as of the date of the settlement agreement or the date they were received.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief